EXHIBIT 1.A.(12)

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                    RIDER FOR INTERIM TERM INSURANCE BENEFIT

     This benefit is a part of this contract only if it is included in the list of supplementary benefits on the contract data pages.

BENEFIT

     We will pay the beneficiary an amount under this benefit if we receive due proof that the Insured died on or after the date of the benefit but before the contract date. But our payment is subject to the provisions of the benefit and of the rest of this contract. The amount of the benefit is equal to the amount of insurance provided by the contract on the contract date. We show the contract date and the date of the benefit on the contract data pages.

CHANGES IN CONTRACT PROVISIONS

     This contract has a Suicide Exclusion and an Incontestability provision. In each of them, we refer to a period of time that extends from the issue date. But for each of them we will count the time from the date of this benefit, not from the issue date.

     This contract might have a benefit for the payment of premiums by us in the event of disability; it might have one that provides accidental death coverage. If so, we might refer in either or both of those benefits to the contract date. But we will use the date of this benefit, not the contract date.

     The first contract premium is due on the contract date. We will grant 31 days of grace for paying it. This will be so even though we state otherwise under Grace Period.

     Except for the changes we describe above, all the provisions of this contract will be in effect on and after the contract date if the Insured is then living, as if the contract did not have this beneift. The benefit will not make any dividend or any contract value that may be provided by the contract available any sooner.

BENEFIT PREMIUM

     We show the premium for this benefit on the contract data pages. This premium is to be paid on or before the date of the benefit. It is not the premium for the contract. Neither the benefit nor the premium for it provides any insurance, or changes premiums payable, on or after the contract date.

PREMIUM ADJUSTMENT

     The Insured might die before the contract date. If so, we will return that part of the premium for this benefit that is more than was needed to pay for the benefit through the date of death. We will add the amount we return to the amount we would otherwise pay under the benefit.

THIS SUPPLEMENTARY BENEFIT RIDER ATTACHED TO THIS CONTRACT ON THE CONTRACT DATE

Pruco Life Insurance Companny,


                              By /s/ DOROTHY K. LIGHT
                                 -------------------------
                                     Secretary
VL 160A


                                      II-57